

September 26, 2011

<u>**Via E-mail and Fax (86) 537-538-3311**</u>
Wu Yuxiang
Chief Financial Officer
Yanzhou Coal Mining Co. Ltd.
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

  Re: **Yanzhou Coal Mining Co. Ltd**.
    Form 20-F for Fiscal Year ended December 31, 2010
    Filed June 24, 2011
    File No. 001-14714

Dear Mr. Yuxiang:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2010

Financial Statements

Note 48 – Retirement Benefits, page F-97

1. We note your disclosure stating that your "Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company." However, in the paragraph that follows, you have disclosure stating that you reimburse your parent

company for the actual costs incurred related to these benefits. Please address the following points:

- Quantify the amount of any liability that you have recorded as of the balance sheet date for these expenses.

- Describe and quantify any differences that you perceive in the level of your obligation or exposure under the current arrangement compared to that which would arise if you were directly responsible for the same pension and other welfare benefits being provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief